WOODSIDE



20 October 2006



SEC MAIL
OCT 2006
WASH, D.C.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- NWSV and Chubu Electric Sign LNG Heads of Agreement
- Woodside Presents at Australia-Japan Joint Business Conference
- Third Quarter Activities Report

Yours faithfully
WOODSIDE PETROLEUM LTD.

Warren Baillie
Assistant Company Secretary

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

THURSDAY 12 OCTOBER 2006
10:45AM WST

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE AND CHUBU ELECTRIC SIGN LNG HEADS OF AGREEMENT

The North West Shelf Venture and Chubu Electric of Japan have signed a heads of agreement for the ongoing supply of liquefied natural gas from Australia's largest resources project.

Chubu Electric is the third of the North West Shelf Venture's original Japanese LNG customers to renew its long-term LNG supply requirements this year.

In a seven-year deal commencing April 2009, the North West Shelf Venture will supply over 24 trillion British thermal units of LNG, amounting to just less than 0.5 million tonnes, a year to Chubu Electric on an ex-ship basis.

Chubu Electric is Japan's third largest power utility and the second largest consumer of LNG. Chubu's service area, centred around Nagoya, is home to more than 15 million people and accounts for over 20 per cent of Japan's total industrial output.

Chubu Electric is a long standing customer of NWSV, having signed a foundation contract in 1985 that ends in March 2009.

The six equal participants in the NWS Venture are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

ASX ANNOUNCEMENT
(ASX: WPL)



MONDAY, 16 OCTOBER 2006
10.30AM (AWST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE PRESENTS AT AUSTRALIA – JAPAN JOINT BUSINESS CONFERENCE

Woodside's CEO, Don Voelte, delivered a paper at the Australia – Japan Joint Business Conference in Sydney, Australia, today, titled 'The Transformation of the Australian and Japanese Economies: Potential Impact on the Business Relationship'.

A copy of the paper and accompanying speech is available on Woodside's website (www.woodside.com.au).

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 19 OCTOBER 2006
8:00AM (WST)



MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

THIRD QUARTER REPORT
FOR PERIOD ENDED 30 SEPTEMBER 2006

Key Points

Production Volume

- Record quarterly production of 19.1MMboe was 22.3% higher than the previous quarter, primarily due to first production at the Enfield oil project and increased liquids production rates at the Cossack Pioneer, Laminaria-Corallina, Legendre and NWS Condensate facilities.
- Q3 2006 production was 27.7% higher than the corresponding period of Q3 2005.

Sales Volume

- A record quarterly sales volume of 18.6MMboe was 20.9% higher than the previous quarter and 25.8% higher than the corresponding period of Q3 2005.

Revenue

- Record quarterly sales revenue of $1,144.6 million was 35.0% higher than the previous quarter and 53.4% higher than the corresponding period of Q3 2005. These increases are the result of increased production and higher commodity prices.

Activities

- First oil was achieved at Enfield on 24 July 2006 well ahead of the original Q4 2006 target. At end Q3, production was averaging 70,000 bbl per day. Earlier this month, a major producing well (ENA-03) started producing water, thus reducing oil production. With the commissioning of water handling facilities oil production should lift again.
- Completion of the Otway Project is taking longer than scheduled due to construction delays at the onshore gas plant which is being built under a lump-sum contract. The forecast ready for start-up date is now planned for the end of Q1 2007. Although more than 0.5MMboe (net Woodside) of production is now to be deferred from 2006, the revenue impact is relatively minor, in the order of A$17 million.
- Front end engineering and design (FEED) commenced on the Pluto LNG development during the quarter. In addition, the nearby Xena prospect successfully intersected gas. Preliminary analysis suggests a contingent resource of an estimated 400 Bcf of sales gas.
- Due to recent low US Henry Hub gas prices, Woodside Energy USA has voluntarily shut-in almost all of its unhedged Gulf of Mexico gas production. Deferred 2006 production could total a maximum of 0.5 MMboe (net Woodside) compared to plan.
- The production for calendar year 2006 is still quite variable however the aforementioned items will make the 72 MMboe target difficult to achieve.
- A Woodside US subsidiary, Woodside Natural Gas, Inc., submitted its US deepwater port application to Federal and City agencies, for approval to build and operate its proposed OceanWay project.
- A Woodside subsidiary, ATS Inc., commenced a tender offer for the outstanding shares in the New Orleans-based Energy Partners, Ltd. for US$23 per share in cash subject to an increase to US$24 per share in cash under certain circumstances.
- The Australian Federal Police (AFP) have advised Woodside that they are investigating matters emanating from a complaint about our activities in Mauritania. Woodside is fully co-operating with the AFP. We maintain our belief that there is no basis for the complaint.

Production Summary

The company's share of production and sales for the quarter ended 30 September 2006 was:

		Q3 2006	Q2 2006	Q3 2005	9 months 2006	9 months 2005
DOMESTIC GAS	Deliveries (av.TJ/d)	253	263	266	258	283
NWSV LIQUEFIED NATURAL GAS (LNG)	Production (t)	480,655	490,956	469,387	1,439,936	1,420,590
	Sales Delivered (t)	481,705	459,834	473,917	1,403,347	1,428,608
	Cargoes Delivered	51	47	52	148	151
NWSV CONDENSATE	Production (bbl)	2,095,366	1,759,451	2,135,455	5,829,032	6,442,577
	Sales (bbl)	1,995,144	1,767,437	2,120,822	5,656,272	6,474,294
COSSACK OIL	Production (bbl)	1,633,100	1,110,742	1,148,715	3,494,814	4,254,467
	Sales (bbl)	1,695,849	1,085,523	1,149,216	3,533,671	4,296,562
NWSV LIQUEFIED PETROLEUM GAS (LPG)	Production (t)	38,307	30,094	39,643	103,720	105,074
	Sales (t)	30,353	35,981	44,353	98,166	112,463
LAMINARIA-CORALLINA OIL	Production (bbl)	1,606,970	1,081,518	1,494,525	3,584,340	3,655,104
	Sales (bbl)	1,726,401	1,247,865	1,079,644	3,863,721	3,258,966
LEGENDRE OIL	Production (bbl)	302,862	141,191	393,723	664,842	1,446,571
	Sales (bbl)	293,618	0	606,616	571,356	1,586,502
MUTINEER – EXETER OIL	Production (bbl)	368,806	212,754	591,393	870,226	1,129,047
	Sales (bbl)	335,308	204,466	578,359	846,960	1,057,085
ENFIELD OIL	Production (bbl)	2,216,982	-	-	2,216,982	-
	Sales (bbl)	1,739,099	-	-	1,739,099	-
GULF OF MEXICO GAS	Production (MMBtu) [3]	3,758,723	3,138,380	397,979	9,086,384	397,979
	Sales (MMBtu) [3]	3,758,723	3,138,380	397,979	9,086,384	397,979
GULF OF MEXICO CONDENSATE	Production (bbl) [3]	72,647	72,727	4,709	195,000	4,709
	Sales (bbl) [3]	72,647	72,727	4,709	195,000	4,709
GULF OF MEXICO OIL	Production (bbl) [3]	2,343	3,373	865	7,899	865
	Sales (bbl) [3]	2,343	3,373	865	7,899	865
Sub Total	**Production (boe)#**	**17,349,201**	**13,461,976**	**14,343,030**	**43,667,798**	**43,162,818**
	Sales (boe)#	**16,854,761**	**13,232,654**	**14,193,736**	**42,809,106**	**43,066,388**

Production Sharing Contract (PSC) Volumes & Risk Sharing Contract (RSC) Derived Volumes

		Q3 2006	Q2 2006	Q3 2005	9 months 2006	9 months 2005
CHINGUETTI OIL (PSC)	Production (bbl) [2]	1,136,257	1,554,022	-	3,567,992	-
	Sales (bbl) [2]	1,169,188	1,588,836	-	3,158,562	-
OHANET CONDENSATE ENTITLEMENT (RSC)	Production (bbl) [1]	340,892	335,891	348,229	1,026,754	1,019,494
	Sales (bbl) [1]	340,892	335,891	348,229	1,026,754	1,019,494
OHANET LPG ENTITLEMENT (RSC)	Production (t) [1]	27,756	27,350	28,354	83,602	83,011
	Sales (t) [1]	27,756	27,350	28,354	83,602	83,011
Sub Total	**Production (boe) #**	**1,704,404**	**2,113,844**	**580,381**	**5,279,246**	**1,699,155**
	Sales (boe) #	**1,737,335**	**2,148,658**	**580,381**	**4,869,816**	**1,699,155**
TOTAL	**Production (boe) #**	**19,053,605**	**15,575,820**	**14,923,411**	**48,947,044**	**44,861,973**
	Sales (boe) #	**18,592,096**	**15,381,312**	**14,774,117**	**47,678,070**	**44,765,543**

1 RSC derived volumes have been calculated using the 10 year oil price at the time of initial production.

2 PSC volumes have been calculated using provisional pricing for the quarter in accordance with the terms of the Production Sharing Contract with the Islamic Republic of Mauritania.

3 Gulf of Mexico production and sales volumes are net of royalties.

\# Conversion Factors (see page 3)

Conversion Factors

(boe) = barrel of oil equivalent (TJ)= Terajoules (t) = tonne (bbl) = barrel (MMBtu) = Million British Thermal Units

(MMcfg) = million cubic feet of gas (Bcf) = billion cubic feet of gas

Product	Factor		Conversion Factors*
Domestic Gas	1TJ	=	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe
Condensate	1 bbl	=	1.000 boe
Oil	1 bbl	=	1.000 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe
Gulf of Mexico Gas	1 MMBtu	=	0.1724 boe

* *minor changes to some conversion factors can occur over time due to gradual changes in the process stream*

Production Activities

AUSTRALIA

- **North West Shelf Venture:**

  Domestic Gas: Production of 507 TJ per day (Woodside share: 253 TJ per day) decreased from 545 TJ per day (Woodside share: 263 TJ per day) in the previous quarter due to lower customer demand.

  LNG: Production of 31,598 tonnes per day (Woodside share: 5,225 tonnes per day) was lower than the previous quarter of 32,708 tonnes per day (Woodside share: 5,395 tonnes per day) due to acceleration of the planned LNG4 major shutdown from Q4, 2006 to Q3, 2006.

  Condensate: Despite lower gas rates due to the planned major LNG4 shutdown, production of 99,288 bbl per day (Woodside share: 22,776 bbl per day) was higher than the previous quarter of 81,937 bbl per day (Woodside share: 19,335 bbl per day) due to higher system capacity following the cleaning of Stabiliser 3 in Q2 2006.

  Cossack Pioneer: Production of 106,506 bbl per day (Woodside share: 17,751 bbl per day) was higher than the previous quarter of 73,236 bbl per day (Woodside share: 12,206 bbl per day) due to higher facility availability following completion of the installation of the subsea gas lift system, subsea repairs to the Wanaea-6 well and production from the new Wanaea-9 well.

  LPG: Production of 2,516 tonnes per day (Woodside share: 416 tonnes per day) was higher than the previous quarter of 1,999 tonnes per day (Woodside share: 331 tonnes per day) due to higher condensate rates.

- **Laminaria and Corallina:**

  Combined production of 27,064 bbl per day (Woodside share: 17,467 bbl per day) was higher than the previous quarter of 17,812 bbl per day (Woodside share: 11,885 bbl per day) due to the reinstatement of production in July from Laminaria-8 and in August from Laminaria-2 following the successful replacement of the subsea wellheads and replacement of the Laminaria-2 subsea flowline.

- **Legendre:**

  Production of 7,166 bbl per day (Woodside share: 3,292 bbl per day) was higher than the previous quarter of 3,377 bbl per day (Woodside share: 1,552 bbl per day) due to a return to normal production following a major planned maintenance shutdown in the previous quarter.

- **Mutineer-Exeter:**

  Production of 48,887 bbl per day (Woodside share: 4,009 bbl per day) was higher than the previous quarter of 28,512 bbl per day (Woodside share: 2,338 bbl per day) due to strong production from the Mutineer-12 development well which commenced production on 20 June 2006. Development well Exeter-8 was successfully drilled and completed during the quarter and is planned to commence production in October 2006.

- **Enfield:**

  First production from Enfield was achieved ahead of schedule on 24 July 2006. Production averaged 40,163 bbl per day (Woodside share: 24,098 bbl per day) for the quarter. At end Q3, production was averaging 70,000 bbl per day. Earlier this month, a major producing well (ENA-03) started producing water, thus reducing oil production. With the commissioning of water handling facilities oil production should lift again.

AFRICA

- **Mauritania - Chinguetti:**

  Gross production of 2,850,578 bbl was achieved for the quarter. Woodside's entitlement of 1,136,257 bbl is determined in accordance with the terms of the Production Sharing Contract.

  Gross production of 30,985 bbl per day (Woodside share: 12,351 bbl per day) was lower than the previous quarter of 41,549 bbl per day (Woodside share: 17,077 bbl per day) due to partial pressure depletion of a portion of the reservoir. An initial infill well is expected in the current drilling programme. In addition, a high resolution seismic program is scheduled to take place early in 2007. Data from both programmed activities will be used to update the development plan for the entire field.

- **Algeria - Ohanet:**

  The Ohanet Joint Venture received its full revenue entitlement of US$13.6 million for the three months from July to September 2006 which equates to 340,892 bbl of condensate and 27,756 tonnes of LPG. These derived volumes were calculated using the 10 year oil price at the time of initial production.

UNITED STATES

- **Gulf of Mexico:**

  Woodside's estimated share of production during the quarter was 74,990 bbl of liquids and 3,758,723 MMBtu of gas (3,499 MMcfg). These volumes were produced from 17 fields in the Gulf of Mexico.

  During Q3 2006, production was established through the new facilities at Galveston 210, High Island 131 B-1 and High Island A-341. Galveston 210 is currently producing at a net rate of 4 MMcfe per day, High Island 131, B-1 came on-stream in late August and High Island 341 began producing at a net rate of 6.2 MMcfe per day (all Woodside share).

  Third party gas lateral pipeline leaks have deferred production at Mustang Island 804 while alternatives are being evaluated to resolve the issue. Contribution of approximately 15 MMcfe per day (Woodside's share) is anticipated from MU 804 upon resolution of the operational issues.

  At the end of Q3 2006 Gulf of Mexico production was approximately 50.8 MMcfg per day and 932 bbl of liquids per day.

  Due to recent low US Henry Hub gas prices, Woodside Energy USA has voluntarily shut-in almost all of its unhedged Gulf of Mexico gas production. Deferred 2006 production could total a maximum of 0.5 MMboe compared to plan. Production will be re-established when prices rebound.

Development Activities

AUSTRALIA

- **North West Shelf Venture:**

  LNG Phase V Expansion Project: The Project is now 47% complete with all major contracts having been awarded. The Project has commenced on site mechanical works and has received the first shipment of pre-fabricated modules from overseas. Site works will now intensify with the mobilisation of the remaining major contractors over the next three to four months. The project is on schedule for completion in mid 2008, with first LNG cargoes scheduled for Q4 2008.

  During Q3 the project budget was increased by 21% to A$2.425 billion following a comprehensive review. The revision was largely due to higher construction costs during a period of significant international construction market inflation.

  Perseus over Goodwyn Project: Engineering, procurement and fabrication activities are progressing for a Q2 2007 start-up. Subsea materials and equipment fabrication works are progressing well with the first subsea tree shipments delivered during September 2006. Drilling activities are scheduled to commence October 2006.

  Goodwyn Low Pressure Train Project: The project is nearing completion with the Low Pressure System on schedule for a Q4 2006 start-up.

  Angel Project: Engineering, procurement and contracting activities are progressing to schedule. Work is progressing on the jacket fabrication in China and the topsides fabrication in Malaysia. The subsea trees, wellheads and flow bases have successfully completed factory acceptance testing in Singapore.

- **Otway Gas Project:** The development well drilling program and construction activities at the wellhead platform and pipeline have finished. Completion of the project is taking longer than scheduled due to construction delays at the onshore gas plant, which is being built under a lump-sum contract. The ready for start-up date is now planned for the end of Q1 2007. Despite the delay in start-up the impact on anticipated revenue is relatively minor, due to projected initial ramp up volumes, reducing anticipated revenue by around A$17 million in 2006 and A$45 million in 2007.
- **Stybarrow Oil Project**: All major packages have now been awarded and work is progressing towards a 2008 project start-up.
- **Vincent Oil Project**: Engineering, procurement and contracting activities are progressing in accordance with the schedule towards a 2008 start-up. A letter of award was issued to Technip on 1 August 2006 for the subsea installation scope. Drilling activities are scheduled for commencement Q1 2007.
- **Pluto**: Front end engineering and design (FEED) commenced in September with Foster Wheeler Worley Parsons contracted for the onshore FEED and Eos and JP Kenny for the offshore FEED. Site preparation activities for tank construction are on schedule. For the jetty, production handling and LNG tanks, Ministerial consent has been granted under the Aboriginal Heritage Act and the WA Environmental Protection Authority has issued a favourable recommendation. Environmental approval will need to be obtained from the State and Commonwealth Ministers for the Environment before works commence.

  The Xena field was discovered in September, also in the WA-350-P permit, and is being assessed as a possible tie-back to the Pluto infrastructure. Preliminary analysis suggests Xena contains a contingent resource for sale of an estimated 400 Bcf (excluding inerts and no allowance for future fuel and flare). The Pluto project will remain on schedule for delivery of first LNG to Tokyo Gas and Kansai Electric by end 2010, if FID is achieved by mid 2007.
- **Browse**: Drilling was completed on the Brecknock-3 appraisal well on 28 July 2006. Preliminary geophysical work was completed with geotechnical studies for the offshore concept at Scott Reef commencing on 19 July 2006. Development studies for concept selection are ongoing. The first of three Torosa appraisal wells is planned to commence in Q4 2006.

UNITED STATES – Gulf of Mexico

- **Atwater Valley 618 - 'Neptune Project'** (Woodside 20% working interest, 17.5% net revenue interest)

  Fabrication of the Tension Leg Platform (TLP) and development drilling activity continued during the quarter. The project was approximately 42% complete at the end of Q3 2006. First oil remains forecast for late 2007.
- **Galveston 210** (Woodside 16.67%; working interest, 13.89% net revenue interest)

  Pipeline expansion was completed in late August resulting in an increase in production rate of approximately 2.5 MMcfe per day to a total of 4 MMcfe per day (Woodside share).
- **High Island 131, B1** (Woodside 25% working interest, 24.5% net gas revenue interest, 20.3% net oil revenue interest)

  Development operations, including platform and pipeline installation, were completed during the quarter and first production was established in late August.
- **High Island-A341** (Woodside 40% working interest, 31.73% net revenue interest)

  Mariner (operator) completed platform installation and pipeline hook-up in late August. The two well development was producing at a rate of 6.2 MMcfe per day (Woodside share) at the end of the quarter.
- **Mustang Island 804 - 'Mustang Island'** (Woodside 75% working interest, 62.25% net revenue interest)

  The well was brought online in mid-July at 9.5 MMcfe per day (Woodside share), before being shut-in in late July after the pipeline developed leaks. The field remains shut-in while alternatives are evaluated to resolve the issue.

Exploration and Appraisal Activities

Exploration or appraisal wells drilled during Q3 2006 were:

Well Name	Basin/ Area	Target	Woodside's Interest (%)	Spud Date	Total Well Depth^ (metres)	Remarks
AUSTRALIA						
Brecknock-3	Browse, WA-32-R	Gas	50.00	9 June	3,948	Successful appraisal
Huntsman-1	Carnarvon, WA-297-P	Gas	25.17	3 Aug	4,375	Unsuccessful
Xena-1	Carnarvon, WA-350-P	Gas	100.00	5 Sept	1,834	Operational difficulties required sidetrack drilling
Xena-1ST1	Carnarvon, WA-350-P	Gas	100.00	10 Sept	3,490	Gas discovery
AUSTRALIA / TIMOR SEA						
Kuda Tasi-3	Timor Sea, JPDA 06-105	Oil	40.00	22 Sept	3,536#	Appraisal – currently drilling
AFRICA						
A1-NC205	Libya, Sirte Basin	Oil	45.00	18 July	2,669	Unsuccessful
B1-NC210	Libya, Murzuq Basin	Oil & Gas	45.00	3 Sept	1,113	Gas discovery
Atshan-7	Libya, Murzuq Basin	Gas	Study area	22 July	1,127	Successful appraisal
Colin-1	Mauritania, PSC A	Oil	53.85	21 July	2,322	Unsuccessful
ODC-1	Algeria, 401D	Oil	26.25	14 June	3,125	Oil discovery
UNITED STATES						
Claymore-1ST1*	GoM, AT140	Gas	10.00	19 May	5,486	Successful appraisal sidetrack
Claymore-1ST2*	GoM, AT140	Gas	10.00	7 July	4,968	Appraisal sidetrack, drilling suspended due to loop currents
Power Play-2*	GoM, GB302	Oil	20.00	30 June	5,960	Oil discovery
Power Play-2 ST1*	GoM, GB302	Oil	20.00	9 Sept	7,010#	Appraisal sidetrack, currently drilling

\# Proposed total depth
^ Reported depths referenced to the rig rotary table
* Not operated by Woodside

AUSTRALIA

Brecknock-3

The Brecknock-3 appraisal well, located in WA-32-R approximately 5.4 km north of the Brecknock-2 well in 650 metres of water was spudded on 9 June 2006. The well reached a total depth of 3,948 metres on 19 July 2006. Brecknock-3 appraised the Early to Middle Jurassic Plover Formation reservoir, and intersected a 48.5 metre gross gas column. A second hydrocarbon bearing zone was intersected in the Late Cretaceous overburden with an 8.7 metre gross gas column. The well was plugged and abandoned and the rig was released on 28 July 2006.

Huntsman-1

The Huntsman-1 exploration well, located in WA-297-P approximately 360 km north east of the Rankin platform in 1,470 metres of water, was spudded on 3 August 2006. The well reached a total depth of 4,375 metres after intersecting water saturated sands at the Legendre, Base Athol and North Rankin reservoir targets.

Xena-1ST1

The Xena-1ST1 exploration well, located in WA-350-P approximately 10 km SE of the Pluto gas field in 178 metres of water, was spudded on 10 September 2006. The well reached a total depth of 3,490 metres. Analysis of the wireline log data indicates the presence of a gross gas column of approximately 50 metres in good quality reservoir sandstones. The well has been plugged and abandoned as planned.

AUSTRALIA / TIMOR SEA

Kuda Tasi-3

The Kuda Tasi-3 well located in JPDA 06-105 approximately 22km from the Northern Endeavour facility was spudded 22 September 2006.

AFRICA

A1-NC205

The A1-NC205 exploration well, located in the Hagfa trough in the Sirte Basin, onshore Libya, was spudded on 18 July 2006. There was no evidence of significant hydrocarbons and the well was plugged and abandoned.

B1-NC210

The B1-NC210 exploration well, located in NC210 in the Murzuq Basin, onshore Libya, was spudded on 3 September 2006. The well reached a total depth of 1,113 metres and wireline log evaluation indicated the presence of multiple hydrocarbon bearing zones. Subsequent production testing of the deepest zone flowed 11 MMcfg per day, through a 56/64 inch choke. The absolute flow rate is calculated to be 45.2 MMcfg per day.

Atshan-7

The Atshan-7 well is an appraisal well conducted as part of the Libya EPSA 3 Ashtan Field feasibility study. Hydrocarbons were intersected as expected.

Colin-1

The Colin-1 exploration well in PSC A spudded on 21 July 2006 and was plugged and abandoned after reaching total depth of 2,322 metres. The well intersected extremely good quality reservoir sands within a Miocene canyon but no hydrocarbons were encountered. The rig was released on 5 August 2006.

ODC-1

The Ouardat Cherguia-1 (ODC-1) exploration well, located in the Algeria block 401D approximately 7.5km north east of the RERN Field, was spudded on 14 June 2006. A total depth of 3,125 metres was reached and the well intersected the primary targets within the Triassic. The testing operations flowed oil to surface and the well was subsequently plugged and abandoned. The commerciality of this discovery is currently being assessed.

UNITED STATES – Gulf of Mexico

Atwater Valley 140 ST1, ST2 – 'Claymore Prospect'

The first appraisal sidetrack was spudded in mid-May and reached its target location in early July. The well was successful in testing the down-dip limit of the reservoir. A second appraisal sidetrack was spudded in early July to delineate the reservoir. Drilling operations were suspended in late August and the rig was released due to excessive loop currents in the area. Current plans have the rig returning in Q1 2007.

Garden Banks 302-2, ST2 – 'Power Play Prospect'

The Garden Banks 302-2 well was spud in late June and reached a depth of 5,960 metres in early September. Several zones of interest were encountered and an appraisal sidetrack (GB302-2 ST) was commenced. The current well is proposed to be drilled to a total depth of 7,010 metres.

Green Canyon 246-1 – 'Blackwater Prospect'

The Green Canyon 246-1 is targeting a Pliocene age objective that was interpreted to be a 3-way closure trapped against salt. The rig arrived on location in late September with a spud date of 1 October 2006 and the well will be drilled to a total depth of 4,877 metres.

Seismic surveys conducted during Q3 2006 were:

Location	Survey name	Type	3D (sq km full fold) 2D (line km full fold)
AUSTRALIA			
Carnarvon	CVSN06 Mutineer Exeter*	3D	Survey completed on 9 July 2006, 314 sq km acquired
AFRICA			
Libya	NC206	2D	Survey completed, 924 km acquired

* Not operated by Woodside.

Exploration or appraisal wells planned to commence in Q4 2006:

Well Name	Basin / Area	Target	Woodside's Interest (%)	Water Depth (metres)	Proposed Total Depth^ (metres)	Remarks
AUSTRALIA						
Sculptor-2	Carnarvon, WA-24-L	Gas	15.78	87.5	3,436	NWS appraisal well
Persephone-1	Carnarvon, WA-1L	Gas	15.78	126	3,340	Exploration
Torosa-1	Browse, WA-30-R	Gas	50.00	480	4,700	Torosa Field appraisal well
Torosa-2	Browse, WA-30-R	Gas	50.00	470	4,700	Torosa Field appraisal well
Torosa-3	Browse, WA-30-R	Gas	50.00	480	4,680	Torosa Field appraisal well
AFRICA						
Pomboo-A	Kenya, Block L-5	Oil	30.00	2,200	5,005	Exploration
A1-NC206	Libya, Sirte Basin	Oil & Gas	45.00	Onshore	3,232	Exploration
B1-NC206	Libya, Sirte Basin	Oil	45.00	Onshore	4,160	Exploration
C1-NC210	Libya, Murzuq Basin	Oil & Gas	45.00	Onshore	800	Exploration
D1-NC210	Libya, Murzuq Basin	Oil & Gas	45.00	Onshore	720	Exploration
E1-NC210	Libya, Murzuq Basin	Oil & Gas	45.00	Onshore	TBA	Exploration
Aigrette-1*	Mauritania, PSC Block 7	Oil	15.00	1,300	4,500	Exploration
Kibaro-1	Mauritania, PSC A	Oil	53.85	130	3,000	Exploration
KEN-1*	Algeria, 401D	Oil	26.25	Onshore	3,000	Exploration
RER-4*	Algeria 401D	Oil	26.25	Onshore	TBA	Appraisal of RER discovery
UNITED STATES						
Blackwater-1*	GoM, GC246	Oil	25.00	1,000	4,877	Exploration, spud 1 October 2006

^ Reported depths referenced to the rig rotary table
* Not operated by Woodside

PERMITS AND LICENCES

Permits acquired or disposed of and licences awarded or relinquished during the quarter (some transactions may be subject to government and regulatory approval):

Region	Permit or Licence Area	Change in Interest (%) Increase or (Decrease)	Woodside's Current Interest %	Remarks
AUSTRALIA				
Browse	WA-378-P	100.00	100.00	Equity acquisition
AUSTRALIA/TIMOR SEA				
Timor Sea	JPDA 03-01 / JPDA 06-105	0.00	40.00	A new Production Sharing Agreement, JPDA 06-105, came into effect 22 September 2006, superseding JPDA 03-01.
AFRICA				
Kenya	Block L-5	(20.00)	30.00	Farmout
Kenya	Block L-7	(20.00)	30.00	Farmout
UNITED STATES				
GoM	G30849 / GB770 ; G30850 / GB773	50.00	50.00	Equity acquisition
GoM	G27844 / VR16	20.00	20.00	Equity acquisition
GoM	G22513 / WC 116	(100.00)	0.00	Equity disposal
GoM	M103215 / MI661L ; M103216 / MI661L ; G22214 / GA345	(100.00)	0.00	Relinquishment
GoM	G24335 / MI619	(62.50)	0.00	Relinquishment
GoM	M102592 / MI663L ; M102593 / MI663L ; M103217 / MI663L ; M103218 / MI663L	(47.50)	0.00	Relinquishment
GoM	G16597 / MC294	(20.00)	0.00	Lease expiry
GoM	G16603 / MC338, G16729 / GC284, G16733 / GC328, G16741 / GC410	(12.50)	0.00	Lease expiry
GoM	G16716 / GC246 (Deep Rights Only)	(9.99)	23.33	Equity disposal

Sales Revenue and Expenditure

The company's share of sales revenue and exploration, evaluation and capital expenditure for the quarter was:

Amounts in A$ million		Q3 2006	Q2 2006	Q3 2005	9 months 2006	9 months 2005
Sales Revenue						
NWS	Domgas & LNG [1]	264.0	243.7	242.3	758.5	688.5
	Condensate	182.5	154.9	171.1	494.6	465.7
	Cossack Oil	161.3	105.0	95.7	329.4	304.9
	Liquefied Petroleum Gas	18.2	23.9	24.7	72.2	58.0
Laminaria	Oil	146.8	111.2	84.4	329.2	212.0
Legendre	Oil	26.8	-	53.1	55.0	118.5
Mutineer Exeter	Oil	36.5	18.4	50.9	85.6	81.4
Enfield	Oil	156.3	-	-	156.3	-
Ohanet	Condensate	10.8	10.8	11.1	33.1	31.9
	Liquefied Petroleum Gas	7.1	7.3	7.4	22.0	21.3
Gulf of Mexico	Gas[2]	35.7	31.9	5.1	98.9	5.1
	Condensate[2]	6.6	6.6	0.4	18.1	0.4
	Oil[2]	0.2	0.3	0.1	0.8	0.1
Chinguetti	Oil	91.8	134.0	-	258.8	-
	Total	**1,144.6**	**848.0**	**746.3**	**2,712.5**	**1,987.8**
Exploration and Evaluation Expenditure						
Exploration	Expensed	45.2	104.5	72.5	264.6	149.9
	Capitalised[3,4]	51.0	91.5	11.1	170.2	65.8
Evaluation	Expensed	1.8	5.0	-	11.8	27.8
	Capitalised[4]	122.0	66.1	58.9	278.2	114.5
	Total	**220.0**	**267.1**	**142.5**	**724.8**	**358.0**
Capital Expenditure						
Oil & Gas Properties[4]		340.1	375.1	329.5	1035.2	921.3
Other Property, Plant & Equipment		3.0	11.7	0.6	15.4	1.2
	Total	**343.1**	**386.8**	**330.1**	**1,050.6**	**922.5**

1 Sales revenue excludes realised and unrealised gains/losses on embedded derivatives. Where applicable, 2005 prior quarter comparatives have been restated subsequent to the release of IFRIC (D15), which provided further guidance on the treatment of embedded derivatives under AASB 139.

2 Gulf of Mexico revenue has been reported net of royalties and net of any realised gain/loss on effective hedges. Additionally, some hedges in place at the time of the Gryphon acquisition have been deemed ineffective under IFRS accounting standards. Accordingly, the realised component of these hedges has not been reflected in sales revenues.

3 Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense on finalisation of well results.

4 Projects which have achieved Final Investment Decision, result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.